SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35286; File No. 812-15515

Overland Advantage, et al.

July 25, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to permit certain business development

companies and closed-end management investment companies to co-invest in portfolio

companies with each other and with certain affiliated investment entities.

Applicants: Overland Advantage, Overland Advisors, LLC, Centerbridge Partners, L.P.,

Centerbridge Advisors IV, LLC, Centerbridge Advisors V, LLC, Centerbridge Credit Advisors,

L.L.C., Centerbridge Credit Funding Advisors, LLC, Centerbridge Flex Advisors, L.L.C.,

Centerbridge Martello Advisors, L.L.C., Centerbridge Partners Real Estate Advisors II, LLC, CB

NC Co-Invest GP, L.P., CB LDV GP, L.P., Centerbridge Special Credit Advisors IV, L.L.C.,

Overland Advantage Fund Advisor, LLC, CB LDV Co-Invest, L.P., CB NC Co-Invest, L.P.,

CCP Credit Acquisition Holdings, L.L.C., CCP IV AIV I, L.P., CCP IV AIV III, L.P.,

Centerbridge Capital Partners IV, L.P., Centerbridge Capital Partners IV (Cayman), L.P.,

Centerbridge Capital Partners SBS IV (Cayman), L.P., Centerbridge Capital Partners SBS IV,

L.P., Centerbridge Capital Partners V, L.P., Centerbridge Credit CS, L.P., Centerbridge Credit

Funding 1, Ltd., Centerbridge Credit Funding II, Ltd., Centerbridge Credit Partners Master CapSol AIV, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Credit Partners Offshore, Ltd., Centerbridge Credit Partners TE, L.P., Centerbridge Credit Partners, L.P., Centerbridge Flex Partners Cayman, L.P., Centerbridge Flex Partners, L.P., Centerbridge Flex Partners Master, L.P., Centerbridge FP Co-Invest Master Fund, L.P., Centerbridge FP Co-Invest Fund, L.P., Centerbridge Partners Real Estate Fund II, L.P., Centerbridge Partners Real Estate Fund SBS II, L.P., Centerbridge Special Credit Partners IV – I Co-Invest, L.P., Centerbridge Special Credit Partners IV Cayman, L.P., Centerbridge Special Credit Partners IV Master CapSol AIV, L.P., Centerbridge Special Credit Partners IV Master, L.P., Centerbridge Special Credit Partners IV, L.P., CPREF II AIV I, L.P., CPREF II AIV II – A, L.P., CPREF II AIV II – B, L.P., CPREF II AIV III, L.P., CPREF II AIV IV, L.P., CPREF II Cayman, L.P., Credit and SCIII General Partner, L.L.C., CSCP IV CapSol AIV – A, L.P., CSCP IV CapSol AIV – B, L.P., Park Blue CLO 2022-I, Ltd., Park Blue CLO 2022-II, Ltd., Park Blue CLO 2023-III, Ltd., Park Blue CLO 2023-IV, Ltd., Overland Advantage Feeder Fund, L.P., Overland Advantage SBS, L.P., and Overland Advisors Holdings, LLC.

Filing Dates: The application was filed on October 16, 2023 and amended on March 4, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Susanne V. Clark, sclark@centerbridge.com; Kenneth E. Young, Esq., Ken.young@dechert.com; William J. Bielefeld, Esq., William.bielefeld@dechert.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated March 4, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.